EXHIBIT 99.1

Quantum BioPharma Ltd. Announces Filing of Supplement to Management Information Circular Correcting Fractional Share Treatment Under Proposed Share Consolidation and Clarifies MVS Voting Power Threshold

TORONTO, Nov. 05, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, today announced that it has filed a supplement (the “Supplement”) to its management information circular dated September 28, 2026 (the “Circular”) in connection with the annual general and special meeting of shareholders of the Company scheduled for November 10, 2026 at 1:00 p.m. (Eastern time) (the “Meeting”).

The Supplement corrects and restates the special resolution to be considered at the Meeting authorizing a consolidation of the Company’s class A multiple voting shares (the “MVS”) and class B subordinate voting shares (the “Class B Subordinate Voting Shares”). The correction clarifies the treatment of fractional shares resulting from the consolidation. If the consolidation would otherwise result in a fractional MVS or Class B Subordinate Voting Share, any fraction equal to or less than one-half of a share will be rounded down to the nearest whole share, and any fraction greater than one-half of a share will be rounded up to the nearest whole share.

The Company also wishes to clarify that, in the event any Class B Subordinate Voting Shares are purchased for cancellation or otherwise cancelled such that the holders of MVS would thereby hold more than 70% of the aggregate voting power of the Company, the Company will implement a measure to ensure that, notwithstanding such holders’ aggregate voting power exceeds 70%, their voting power will be capped at 70%.

Every vote is important. The Company encourages all shareholders to carefully review the Circular, as supplemented by the Supplement, and the other meeting materials and to submit their voting instructions before the proxy cut-off specified in the Circular and the applicable form of proxy or voting instruction form. The Supplement, Circular and other meeting materials are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

The Company will not distribute an amended form of proxy in connection with the Supplement. The existing form of proxy for the Meeting confers discretionary authority on the persons named in the proxy with respect to amendments or variations to the matters identified in the notice of meeting and other matters that may properly come before the Meeting or any adjournment or postponement thereof. Accordingly, proxies previously submitted will remain valid and will be voted in accordance with the instructions contained in them unless properly revoked or changed.

Shareholders who wish to revoke or change previously submitted voting instructions should follow the procedures described in the Circular and the applicable form of proxy or voting instruction form. Beneficial shareholders should contact the broker, investment dealer, bank, trust company, custodian, nominee or other intermediary through which they hold their shares for instructions.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum invented UNBUZZD™ and spun out its OTC version to Unbuzzd Wellness Inc. (“Unbuzzd”) (formerly Celly Nutrition Corp.), led by industry veterans. Quantum retains ownership of 19.48% (as of June 30, 2026) of Unbuzzd. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

For more information, visit www.quantumbiopharma.com.

Forward Looking Statements

This news release may contain forward-looking information within the meaning of applicable securities laws, including statements regarding the proposed consolidation, the Company’s ability or intention to implement the consolidation following shareholder approval, and the Company’s intention to implement a measure to cap the aggregate voting power of the holders of MVS at 70% in the event that any Class B Subordinate Voting Shares are purchased for cancellation or are otherwise cancelled such that the holders of MVS would thereby hold more than 70% of the aggregate voting power of the Company. Forward-looking information is based on management’s current expectations and assumptions, including that shareholder approval of the consolidation will be obtained at the Meeting and that the Company will be able to implement the voting power measure in compliance with applicable corporate and securities laws and applicable stock exchange and securities commission requirements, and is subject to known and unknown risks and uncertainties that may cause actual results or events to differ materially from those expressed or implied, including the possibility that the board of directors of the Company may determine not to proceed with the consolidation, and the risks described under “Risk Factors” in the Company’s filings on SEDAR+ and EDGAR. The forward-looking information in this news release is provided as of the date hereof, and the Company undertakes no obligation to update or revise such information except as required by applicable law. Readers should not place undue reliance on forward-looking information.

Investor Contact:

Robert Guzman, Investor Relations
Email: Rob@QuantumBioPharma.com
Telephone: (833) 304-0323
General Inquiries: info@QuantumBioPharma.com